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                          March 27, 2024

       Maria Palasis
       Chief Executive Officer
       Lyra Therapeutics, Inc.
       480 Arsenal Way
       Watertown, MA 02472

                                                        Re: Lyra Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2024
                                                            File No. 333-278163

       Dear Maria Palasis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Wesley C. Holmes